April 16, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR- 8- 12

QUATERRA AND GRANDE PORTAGE ANNOUNCE FIRST INDEPENDENT RESOURCE ESTIMATE FOR THE HERBERT GLACIER GOLD DEPOSIT

Inferred resource of 1.57 million tonnes containing 245,145 oz of gold at 4.86 g/t

VANCOUVER, B.C.—Quaterra Resources Inc. today announced that its joint venture partner Grande Portage Resources Ltd. has released the first independent resource estimate for the Herbert Glacier gold project located near Juneau, Alaska.

The resource estimate, which is based on drill results from two of four principal veins on the property, contains an inferred resource of 245,145 ounces of gold at an average grade of 4.86 g/t (0.142 ounces per ton) in 1.57 million tonnes. The resource was calculated using a 2 g/t gold cut-off grade. Assay composites used in the resource estimate were statistically capped at 40 g/t (1.167 ounces per ton) to insure that outliers are not over-influencing the estimation and to account for the nugget effect. The resource remains open in multiple directions along these defined veins. In addition, several highly prospective structures spread over the property remain unexplored. (For details of the resource estimate see table below).

The inferred resource released today is the result of two years of drilling along the Main and Deep Trench veins and represents about 20% of the total mapped strike length of all the veins identified on the property. The resource estimate is based on results from 65 diamond core holes (9,386 meters of drilling) and four trenches (19.7 meters of trenching) targeting two of the vein structures. The deposit contains coarse visible gold in several drill-hole intervals with gold grades as high as 229 g/t (6.678 ounces per ton) in recent drilling (Drill hole 11I-4).

The resource model on the Main Vein extends for 680 meters along strike and 200 meters down dip, enclosing 27 mineralized intersections in both the Main Vein and a sub-parallel hanging wall vein (the Main Vein Splay with five mineralized intervals). The undrilled surface exposure of the Main Vein continues for another 280 meters along strike and the resource model also remains open down dip. The Deep Trench Vein resource model extends for 410 meters along strike and 300 meters down dip, enclosing 15 mineralized intersections. The Deep Trench Vein remains open along strike (where another 520 meters of mapped surface exposure remains unexplored) and down dip.

“We are delighted with the initial report,” says Grande Portage CEO Ian Klassen. “A small portion of the Herbert Glacier vein system has produced a substantial resource which remains open in multiple directions and depth. This summer’s drilling program will provide an opportunity to expand the known resource and to discover additional mineralized zones.”

Grande Portage will continue to advance the Herbert Glacier Project through 2012 with a work-program comprised of infill and exploration drilling. This program will consist of 12,000 meters of infill drilling designed at a nominal drill hole spacing of 25 meters with the object of expanding and confirming the “inferred” resource to “indicated”; and 3,000 meters of exploratory drilling both within other vein targets (Goat and Ridge Veins) and along the open strike extents of the Main and Deep Trench Veins.

The Herbert Glacier project is located in the heart of the historic Juneau Gold District, in south east Alaska. Mineralization at the property consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The present cumulative strike length of all mapped veins at present is over 3,700 meters. Quaterra and Grande Portage have formed a 35%65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator at Herbert Glacier.

Herbert Glacier Project: Inferred Resource Estimate (April 2012)

ZONE	CUTOFF (g/t)	TONNES	AU (g/t)	OUNCES
Deep Trench Vein	0.5	1,081,806	3.760	130,776
	1	1,058,120	3.825	130,124
	1.5	1,024,959	3.908	128,781
	2	957,373	4.052	124,721
	2.5	726,212	4.614	107,729
	3	533,142	5.291	90,692
	4	325,583	6.491	67,946
	5	188,544	7.904	47,913

Main Vein	0.5	799,384	4.467	114,805
	1	721,445	4.865	112,843
	1.5	596,610	5.622	107,838
	2	535,357	6.064	104,374
	2.5	446,466	6.822	97,924
	3	357,343	7.851	90,199
	4	236,942	10.075	76,750
	5	184,205	11.690	69,232

Main Vein Splay	0.5	87,774	5.850	16,509
	1	84,522	6.042	16,419
	1.5	82,479	6.165	16,348
	2	77,442	6.446	16,049
	2.5	72,142	6.759	15,677
	3	60,465	7.516	14,611
	4	37,085	10.104	12,047
	5	30,221	11.404	11,080

Totals	0.5	1,968,965	4.14	262,090
	1	1,864,086	4.33	259,386
	1.5	1,704,048	4.62	252,967
	2	1,570,172	4.86	245,145
	2.5	1,244,820	5.53	221,330
	3	950,949	6.39	195,502
	4	599,610	8.13	156,743
	5	402,970	9.90	128,225

Throughout this release g/t refers to grams per metric tonne.

ESTIMATION METHODS
The mineral resource estimation for the Herbert Glacier Property disclosed in this press release was supervised by Mr. William Burnett of Yukuskokon Professional Services, LLC., in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council, as amended. Block grades were estimated by inverse distance weighting to the second power (ID2) within domains based on the interpretation of geologic parameters logged in 65 drill holes and four trenches. Plan sections spaced at 25 to 100 meters were used for the basic interpretations by Mr. William Burnett, P.Geo., and Dr. Nicholas Van Wyck, P.Geo. of Yukuskokon Professional Services, LLC. Quality-control data, generated during the various drill programs conducted at Herbert Glacier, were independently verified by Mr. Burnett and Dr. Van Wyck as part of the project review. Bulk density for the Hebert Glacier mineralised rock is defined as 2.65 tonnes/m3.

Mr. Burnett and Dr. Van Wyck are co-authors of a Technical Report on the Mineral Resource Estimate for the Herbert Glacier deposit, to be filed within 45 days of this news release. Mr. Burnett and Dr. Van Wyck are independent of Grande Portage Resources and Quaterra Resources and are Qualified Persons as defined by NI 43-101, and are responsible for the content of this press release.

CAUTIONARY NOTES
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The mineral resource estimates referenced in this press release use the terms “Indicated Mineral Resources” and “Inferred Mineral Resources”. While these terms are defined in and required by Canadian regulations (under NI 43-101), these terms are not recognized by the U.S. Securities and Exchange Commission ("SEC"). “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Grande Portage Resources Ltd. is not an SEC registered company.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.